BlackRock Muni New York Intermediate Duration Fund, Inc.

FILE #811-21346

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
05/25/2007	New York St Mtg Agy	60,000,000	500,000	UBS Securities LLC; Banc of America Securities LLC; Bear, Stearns & Co. Inc.; First Albany Capital Inc.; George K. Baum & Company; Goldman, Sachs & Co.; Merrill Lynch & Co.; Sterne, Agee & Leach, Inc.
10/3/2007	NEW YORK ST TWY AUTH	1,008,910,000	1,000,000

Citi, JPMorgan, M.R. Beal & Company, Merrill Lynch & Co., Raymond James & Associates, Inc., Bear, Stearns & Co. Inc, RBC Capital Markets, UBS Investment Bank, KeyBanc Capital Markets, Wachovia Bank, National Association